UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 67944/September 28, 2012

ADMINISTRATIVE PROCEEDING
File No. 3-14994

In the Matter of	:
	:
FEIGEDA ELECTRONIC TECHNOLOGY, INC.	:
(f/k/a SRKP 20, INC.),	: ORDER MAKING FINDINGS AND
FIRSTQUOTE, INC. (f/k/a FINE LINE	: REVOKING REGISTRATIONS
PROPERTIES, INC.),	: BY DEFAULT
FLEXEMESSAGING.COM, INC. (n/k/a,	:
FLEXEMESSAGING ACQUISITION LTD.),	:
FLOMO RESOURCES, INC.,	:
FORMULAB NEURONETICS CORP. LTD.	:
(n/k/a FOUNDATION HEALTHCARE LTD.), and	:
GENESIS DEVELOPMENT & CONSTRUCTION LTD.	:

SUMMARY

      This Order revokes the registrations of the registered securities of Feigeda Electronic Technology, Inc. (f/k/a SRKP 20, Inc.), Flomo Resources, Inc., Flexemessaging.com, Inc. (n/k/a Flexemessaging Acquisition Ltd.), Formulab Neuronetics Corp. Ltd. (n/k/a Foundation Healthcare Ltd.), and Genesis Development & Construction Ltd. (collectively, Respondents).[1] The revocations are based on Respondents' repeated failure to file required periodic reports with the Securities and Exchange Commission (Commission).

I. BACKGROUND

      The Commission initiated this proceeding on August 22, 2012, with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that each Respondent is a corporation with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that each has repeatedly failed to file with the Commission annual and quarterly reports in compliance with the Exchange Act. Each was served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii), (iv) by August 29,

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[1] The proceeding has ended as to FirstQuote, Inc. (f/k/a Fine Line Properties, Inc.). <u>Feigeda Elec. Tech., Inc. (f/k/a SRKP 20, Inc.)</u>, Exchange Act Release No. 67887 (Sept. 19, 2012).

2012.[2] To date, none has filed an Answer to the OIP, due ten days after service. See OIP at 3; 17 C.F.R. § 201.220(b). Thus, Respondents have failed to answer or otherwise to defend the proceeding within the meaning of 17 C.F.R. § 201.155(a)(2). Accordingly, Respondents are in default, and the undersigned finds that the allegations in the OIP are true as to them. See OIP at 3; 17 C.F.R. §§ 201.155(a), .220(f). Official notice has been taken of the Commission's public official records concerning Respondents, pursuant to 17 C.F.R. § 201.323.

II. FINDINGS OF FACT

Feigeda Electronic Technology, Inc. (f/k/a SRKP 20, Inc.) (CIK No. 1421527),[3] is a Delaware corporation located in Shenzhen City, China, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2010, which reported a net loss of over $7,000 for the prior three months.

Flexemessaging.com, Inc. (n/k/a Flexemessaging Acquisition Ltd.) (CIK No. 1093071), is an Idaho corporation located in Sydney, Australia, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB[4] for the period ended March 31, 2001.

Flomo Resources, Inc. (CIK No. 1373855), is a revoked Nevada corporation located in Panama City, Panama, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 2008, which reported a net loss of over $5,000 for the prior three months.

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[2] Feigeda Electronic Technology, Inc. (f/k/a SRKP 20, Inc.), a Delaware corporation, was served with the OIP by personal service on its Delaware registered agent on August 27, 2012, in accordance with 17 C.F.R. § 201.141(a)(2)(ii) and 8 Del. C. § 321. Flomo Resources, Inc., a Nevada corporation, was served with the OIP by personal service on its Nevada registered agent on August 27, 2012, in accordance with 17 C.F.R. § 201.141(a)(2)(ii) and Nev. Rev. Stat. § 78.090. Each of the remaining Respondents was served with the OIP by USPS Express Mail attempted delivery at "the most recent address shown on [its] most recent filing with the Commission." 17 C.F.R. § 201.141(a)(2)(ii), (iv).

[3] The CIK number is a unique identifier for each corporation in the Commission's EDGAR database. The user can retrieve filings of a corporation by using its CIK number.

[4] Forms 10-KSB and 10-QSB could be filed, in lieu of Forms 10-K and 10-Q, by a "small business issuer," pursuant to 17 C.F.R. §§ 228.10-.703 (Regulation S-B). These "SB" forms are no longer in use. See Smaller Reporting Company Regulatory Relief and Simplification, 73 Fed. Reg. 934 (Jan. 4, 2008) (eliminating Regulation S-B and phasing out the forms associated with it, while adopting a different reporting regime for "smaller reporting companies").

Formulab Neuronetics Corp. Ltd. (n/k/a Foundation Healthcare Ltd.) (CIK No. 1023845) is a New South Wales company located in Leederville, Western Australia, Australia, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F[5] for the period ended June 30, 1998, which reported a net loss of over $17 million (Australian) for the prior twelve months.

Genesis Development & Construction Ltd. (CIK No. 1028572) is an Israeli company located in Haifa, Israel, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 20-F/A for the period ended December 31, 1998.

III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13.

IV. SANCTION

Revocation of the registrations of the registered securities of Respondents will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in Gateway Int'l Holdings, Inc., Exchange Act Release No. 53907 (May 31, 2006), 88 SEC Docket 430, 438-39 (citing Steadman v. SEC, 603 F.2d 1126, 1139-40 (5th Cir. 1979)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) by failing to file required annual and quarterly reports. See Cobalis Corp., Exchange Act Release No. 64813 (July 6, 2011), 101 SEC Docket 43379; Nature's Sunshine Products, Inc., Exchange Act Release No. 59268 (Jan. 21, 2009), 95 SEC Docket 13488; Impax Lab., Inc., Exchange Act Release No. 57864 (May 23, 2008), 93 SEC Docket 6241; America's Sports Voice, Inc., Exchange Act Release No. 55511 (Mar. 22, 2007), 90 SEC Docket 879, recon. denied, Exchange Act Release No. 55867 (June 6, 2007), 90 SEC Docket 2419; Eagletech Commc'ns, Inc., Exchange Act Release No. 54095 (July 5, 2006), 88 SEC Docket 1225. Respondents' violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

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[5] A registration statement on Form 20-F, filed by foreign private issuers pursuant to 17 C.F.R. § 249.220f, is similar to Form 10, filed by U.S. corporations. "Foreign private issuer" is defined in 17 C.F.R. § 230.405 as "any foreign issuer other than a foreign government" [with exceptions not relevant here]. Such issuers provide quarterly and other reports on Form 6-K, pursuant to 17 C.F.R. § 249.306.

The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., Exchange Act Release No. 50514 (Oct. 12, 2004), 57 S.E.C. 964, 968-69. The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." e-Smart Techs., Inc., 57 S.E.C. at 968-69 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78l(j):

the REGISTRATION of the registered securities of Feigeda Electronic Technology, Inc. (f/k/a SRKP 20, Inc.), is REVOKED;

the REGISTRATION of the registered securities of Flomo Resources, Inc., is REVOKED;

the REGISTRATION of the registered securities of Flexemessaging.com, Inc. (n/k/a Flexemessaging Acquisition Ltd.), is REVOKED;

the REGISTRATION of the registered securities of Formulab Neuronetics Corp. Ltd. (n/k/a Foundation Healthcare Ltd.) is REVOKED; and

the REGISTRATION of the registered securities of Genesis Development & Construction Ltd. is REVOKED.

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Carol Fox Foelak
Administrative Law Judge